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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 14, 2003

Buhrmann NV
(Translation of Registrant's Name Into English)

Hoogoorddreef 62
1101 BE Amsterdam ZO
The Netherlands
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐        No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

        Enclosure: Press Release dated November 14, 2003

Buhrmann NV
Hoogoorddreef 62
1101 BE Amsterdam ZO
P.O. Box 23456
1100 DZ Amsterdam ZO
The Netherlands

Telephone
+31 (0)20 651 11 11
Telefax
+31 (0)20 651 10 00
E-mail
corpcomm@buhrmann.com
Website
www.buhrmann.com

PRESS RELEASE

Date    14 November 2003
Number    014

Not for release, publication or distribution, in whole or in part, in or into the United States, Canada or Japan.

        This announcement does not constitute an offer of Buhrmann securities. Any such offer will be made solely on the basis of the information contained in the Offer Document and Prospectus.

BUHRMANN OPTIMIZES DEBT PORTFOLIO THROUGH NEW BANK FACILITY AND CONVERTIBLE BONDS

The existing credit facility is being replaced by:

    •     A Senior secured credit facility of up to EUR 880 million, and

    •     Convertible subordinated bonds of approximately EUR 110 million.

        Buhrmann has strengthened its financing structure by adjusting the interest and maturity profile of its debt. This was achieved by obtaining a fully underwritten 7-year senior secured credit facility of EUR 880 million. This new credit facility will be used to replace the existing facility. In addition, Buhrmann will issue convertible subordinated bonds of approximately EUR 110 million ("Convertible Bonds"), which will reduce the amount of the new credit facility. This new overall financing package provides the flexibility to potentially refinance the outstanding USD 350 million 12.25% Senior Subordinated Notes due 2009, which are redeemable as from 1 November 2004.

        Buhrmann's positive available cash flow and the proceeds from the sale of the Paper Merchanting Division have been used to reduce the Group's debt significantly. Through this new refinancing initiative, Buhrmann aims to achieve a better balanced capital structure. The current refinancing initiative strengthens the base from which the Group can capitalise on its position as a focused, leading business-to-business distributor of office products and graphic systems.

Details of new credit facility

        The new senior credit facility consists of:

—    a revolving credit facility of approximately EUR 320 million, maturing December 2008;

—    an amortising term loan A of approximately EUR 200 million, maturing December 2010; and

—    a term loan B of approximately EUR 360 million, maturing December 2010.

        Deutsche Bank and ABN Amro have underwritten the new credit facility subject to the usual conditions and are acting as Joint Bookrunners.

Details of Convertible Bonds

        The Convertible Bonds will be issued by Buhrmann N.V. and will be guaranteed by certain subsidiaries of the Group, in each case on a unsecured subordinated basis. The coupon is expected to be within the 2.00% to 2.50% range and a conversion price range of EUR 8.0 to EUR 8.40. The issue and redemption prices are set at 100 percent. The Convertible Bonds are to mature in 7 years, with Buhrmann having the right to call the Convertible Bonds at par from July 2008, subject to a 150% trigger. The shares underlying the issue and the "greenshoe" will represent, in aggregate, up to approximately 13.6 million shares of Buhrmann or up to 10% of the outstanding share capital. Deutsche Bank is acting as Sole Bookrunner for the offering.

        Application will be made to list the Convertible Bonds on Euronext Amsterdam N.V. in December 2003. Prior to such listing, Buhrmann will publish an offering circular in order to meet the listing requirements. The Convertible Bonds will be placed solely with institutional investors outside the US, Canada and Japan in reliance on Regulation S.

Charges in fourth quarter P&L related to this refinancing

        Capitalised financing fees related to the existing facility are to be written off, which will lead to an exceptional (non-cash) interest charge of EUR 26 million. In addition, project expenses of about EUR 5 million are incurred.

Note to editors

For more information, please contact: Buhrmann Corporate Communications Ewold de Bruijne telephone +31 20 651 10 34 e-mail: ewold.de.bruijne@buhrmann.com	Analysts can contact: Buhrmann Investor Relations Carl Hoyer telephone +31 (0)20 651 10 42 e-mail: carl.hoyer@buhrmann.com

Profile of Buhrmann

        As an international business services and distribution group, Buhrmann is the world's major supplier of office products for the business market and a leading distributor of graphic equipment in Europe. With its Office Products Divisions operating under the name of Corporate Express, Buhrmann is market leader in the business market for office products and computer supplies in North America and Australia. In Europe Corporate Express ranks second. By combining modern Internet technology with intelligent logistic processes Buhrmann is able to distribute a wide range of products for the office and graphic markets in a highly efficient way. Sales via the internet account for a rapidly growing proportion of total sales. The group has its head office in Amsterdam and its continued operations generate annual sales of around EUR 6billion with over 18,000 employees in 18 countries.

Disclaimer

        This announcement is not for distribution, directly or indirectly, in or into the United States or to any US person as defined in Regulation S under the US Securities Act of 1933, as amended ("Regulation S"). This document is not an offer of securities for sale into the United States or elsewhere. The Bonds, the Guarantees and the Shares to be issued upon conversion thereof may not be offered or sold in the United States or to, or for the account or benefit of, US persons (as such term is defined in Regulation S) unless they are registered or exempt from registration. There will be no public offer of securities in the United States.

        Members of the general public are not eligible to take part in this offering. In the United Kingdom, the promotion of this offering is restricted by Section 21 of the Financial Services and Markets Act 2000 (FSMA"). This document may only be communicated to persons ("Relevant Persons") who are (a) persons having professional experience relating to investments falling within Article 19 of Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the Financial Promotion Order"), or (b) other persons falling within Article 49 of the Financial Promotion Order, or (c) other persons to whom it may be communicated without contravention of Section 21 of the FSMA. The investments and investment services to which this document related are only available to Relevant Persons and other persons should not act on it or rely on it.

Stabilisation/FSA.

        This announcement and the offer of Convertible Bonds announced herein are directed solely to persons who trade or invest in securities in the conduct or a profession (including banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises). Until the offering circular referred to above has been approved by Euronext Amsterdam and published, the Convertible Bonds may not be offered to any person other than as aforesaid.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV
	By:	/s/ F.H.J. KOFFRIE Member Executive Board
	By:	/s/ H. VAN DER KOOIJ Company Secretary
Date: November 14, 2003

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